[EQUITY  TRANSFER  SERVICES  INC.]

OCTOBER  25,  2002
Dear  Sir  or  Madam:

RE:  ENERGY  POWER  SYSTEMS  LIMITED
We are pleased to confirm that a Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities to advise of the following for the above noted Company:

CUSIP  -  29270V  10  3
Type  of  Meeting  -  ANNUAL  AND  SPECIAL
Record  Date  -  NOVEMBER  21,  2002
Mailing  Date  -  NOVEMBER  28,  2002
Meeting  Date  -  DECEMBER  30,  2002
Yours  Truly,
EQUITY  TRANSFER  SERVICES  INC.

"Luisa  Roberto"
Per:  Luisa  Roberto
Senior  Officer,  Client  Services

SUITE  420
120  Adelaide  Street  West
TORONTO,  ONTARIO
M5H  4C3
TELEPHONE  (416)  361-0152
FAX:  (416)  361-0470
EMAIL:
info@equitytransfer.com